SCHEDULE 13G
CUSIP NO. 12642Q 10 1	PAGE 1 OF 5 PAGES

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. __)*

CTD HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

12642Q 10 1

(CUSIP Number)

February 22, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

SCHEDULE 13G
CUSIP NO. 12642Q 10 1	PAGE 2 OF 5 PAGES

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Scarsdale Equities LLC
20-2036440

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(A)	☐
	(B)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	5.	SOLE VOTING POWER

NUMBER OF		0
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY
EACH		5,018,500
REPORTING
PERSON	7.	SOLE DISPOSITIVE POWER
WITH:
0

	8.	SHARED DISPOSITIVE POWER

5,018,500

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,018,500

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.7% (See Item 4)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BD

SCHEDULE 13G
CUSIP NO. 12642Q 10 1	PAGE 3 OF 5 PAGES

Item 1(a).	Name of Issuer:

CTD Holdings, Inc. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

6714 NW 16th Street, Suite B,

Gainesville, Florida 32563

Item 2(a).	Name of Person Filing:

Scarsdale Equities LLC

Item 2(b).	Address of Principal Business Office:

10 Rockefeller Plaza, Suite 720

New York, NY 10020

Item 2(c).	Place of Organization or Citizenship:

New York

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share, of the Issuer (the "Common Stock")

Item 2(e).	CUSIP Number: 12642Q 10 1

Item 3.	This Statement is filed pursuant to Rule 13d-1(b). The Person Filing is:

(a)	☒	Broker or dealer registered under Section 15 of the Act

(b)	☐	Bank as defined in Section 3(a)(6) of the Act

(c)	☐	Insurance company defined in Section 3(a)(19) of the Act

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act

(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

SCHEDULE 13G
CUSIP NO. 12642Q 10 1	PAGE 4 OF 5 PAGES

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 5,018,500 shares(1)

(b)	Percent of Class: 6,7%(1)

(Based on 74,717,361 shares outstanding, which includes 72,707,361 shares of common stock outstanding, as reported by the Issuer in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2016 filed on March 17, 2017)

(c)	Number of Shares as to which the Person has:

(i)	sole power to vote or to direct the vote

0

(ii)	shared power to vote or to direct the vote:

5,018,500(1)

(iii)	sole power to dispose or to direct the disposition of

0

(iv)	shared power to dispose or to direct the disposition of

5,018,500(1)

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

SCHEDULE 13G
CUSIP NO. 12642Q 10 1	PAGE 5 OF 5 PAGES

(1)

Includes 3,008,500 shares of Common Stock held by managed accounts and 2,010,000 shares of Common Stock issuable upon the exercise of certain warrants held in such managed accounts. The Reporting Person has discretionary trading authority over these securities. The Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest thereof.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2019

SCARSDALE EQUITIES LLC

By:	/s/ Heather Fitzgerald
Name: Heather Fitzgerald
Title: Chief Financial Officer